                                                            EXHIBIT 4(b)(iii)(C)



Filed with Post-Effective Amendment No. 15 to this Registration Statement on Form N-4 on April 8, 1993.

                                  METLIFE(R)
                      METROPOLITAN LIFE INSURANCE COMPANY
               (A Mutual Company Incorporated in New York State)
               One Madison Avenue--New York, New York 10010-3690

                        MULTIFUNDED ANNUITY CERTIFICATE

This certificate is a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code. It is a legal contract between you and MetLife that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this certificate carefully.

Certificate Date

Date 1st Certificate Year Ends

Participant's Name

Certificate Number

Plan

ERISA Applies

Participating

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CERTIFICATE DATE ARE: METROPOLITAN'S STOCK INDEX; FIDELITY'S GROWTH, OVERSEAS, EQUITY INCOME, INVESTMENT GRADE BOND, MONEY MARKET and ASSET MANAGER; and the CALVERT SOCIALLY RESPONSIBLE DIVISION and CALVERT ARIEL APPRECIATION II. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS.

                            10-DAY RIGHT TO EXAMINE
You may return your certificate to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10 day period, the certificate will be canceled from the Certificate Date. We will return the account balance on your behalf.

Nicholas D. Latrenta                    Robert G. Schwartz

Form G.4333 (FFA/TSA-3) (May, 1993)

1.   WHAT DO THE BASIC TERMS IN MY CERTIFICATE MEAN?

     "Account Balance" is the entire amount we hold under this certificate for you.

     "Certificate Year" for the first year is measured from the certificate date and will continue until the date specified on the cover page. Each new certificate year begins on the first day of the next month. For example, if the issue date is May 15, 1995 and the first certificate year ends March 31, 1996, the second certificate year begins April 1, 1996. The certificate anniversary will be May 15th.

     "Code" means the Internal Revenue Code.

     "Deposit" refers to money received in your certificate whether sent by your employer or under a transfer or exchange. A deposit in the Fixed Interest Account includes any transfers from the Separate Account. These are treated as being received as of the date of the transfer.

     "Deposit Year" for any deposit, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt or transfer occurs. Each new deposit year begins on the first day of the next month (this works much like certificate years, except that deposit years are determined separately for each deposit).

     "Designated Office" is the administrative office servicing your certificate. It is currently the Pension and Savings Center, Metropolitan Life Insurance Company, One Madison Avenue, New York, N.Y. 10010. If we change it, we will tell you.

     "Funding Options" refer to the Metropolitan Series Fund, Inc., the Calvert Socially Responsible Series, the Calvert Ariel Appreciation Portfolio II, and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II. All are either mutual funds or series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II are divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio or series of the Funding Options, rather than investing directly in stocks, bonds or other investments. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio or series, reduced by charges under this certificate for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "We", "Us", and "Our" refer to Metropolitan Life Insurance Company.

Form G.4333 (FFA/TSA-3) (May, 1993)   1
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     "You", "Your", "Me", "My" or "I" refer to the participant. You may exercise all rights under this certificate and your rights are nonforfeitable, i.e.; your rights cannot be taken away.

2. HOW ARE DEPOSITS ALLOCATED AND HOW MUCH MONEY CAN BE DEPOSITED UNDER MY CERTIFICATE?

     Annuity deposits may be made at any time while you are alive and before the date income payments begin. All deposits should be sent to our designated office.

     You choose how deposits are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new deposits by telling us. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum for all deposits is $500,000. We may either return amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

     Sections 403(b) and 415 of the Code limit the annual and aggregate amounts that may be deposited in 403(b) contracts. The deposits permitted under this certificate may not exceed these limitations or the limitations in Sections 402(g) and 457(c)(1) of the Code which apply to elective deferrals under this certificate and all other contracts you have through your employer.

     We will not accept any deposits under this certificate while you are withdrawing money under a systematic withdrawal (described below), or after you have made a withdrawal based on termination of employment under item 5(v) below.

3.   CAN MY CERTIFICATE BE CANCELED?

     If we do not receive deposits under your certificate for over 36 consecutive months and the account balance is less than $2,000, we may, if permitted by law, cancel your certificate by paying you the full account balance.

4.   WILL METLIFE ACCEPT TAX-DEFERRED AND AFTER-TAX DEPOSITS?

     We will accept the following types of tax-deferred deposits, which are not included in your gross income under the Code:
     (a)  Salary reduction elective deferrals--Deposits sent by your employer
          -----------------------------------
          under a salary reduction agreement with you.
     (b)  Required salary reduction non-elective deferrals--Deposits sent by
          ------------------------------------------------
               your employer pursuant to a one-time irrevocable election of salary reduction you made at the time you initially became eligible to participate in the salary reduction agreement.

Form G.4333 (FFA/TSA-3) (May, 1993)    2
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     (c)  Employer contributions--Deposits sent by your employer that are not
          ----------------------
          salary reductions.
     (d)  Transfers and Exchanges--Deposits resulting from the tax-free transfer
          -----------------------
          or exchange of other 403(b) annuity contracts or custodial accounts.


     We will not accept employee after-tax deposits or any other after-tax deposit.

5.   CAN I MAKE WITHDRAWALS?

     Yes, but only to the extent permitted under Federal income tax rules as discussed in item 9 below. In addition, if your employer's plan is subject to certain other laws, restrictions may apply as discussed in items 11 and
     12. To request a withdrawal you may contact our designated office. Any withdrawal request must be signed by you and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500.

     The Administrator of your Plan has requested us to deduct plan administrative fees from your Account Balance annually. We have agreed to do so. All such withdrawals will be subject to any applicable withdrawal charge. Such fee will be sent by us directly to the Plan Administrator. The fee is not a certificate charge.
            ---

     If you make a partial withdrawal from the Fixed Interest Account, we will first withdraw it from deposits in the Fixed Interest Account that can be withdrawn with no withdrawal charge, then withdraw it from deposits subject to a withdrawal charge (ignoring the 20% exemption provided below), and will then withdraw other amounts from any interest on deposits, in each case on a "first-in, first-out (FIFO) basis. To determine from what amounts a withdrawal is taken for tax purposes, we will apply tax rules which may be different.

     Withdrawals to make direct transfers to 403(b) contracts or accounts may be made as permitted by Federal income tax rules. Amounts subject to the withdrawal restrictions described in item 9 may only be transferred to contracts or accounts with the same or stricter restrictions. We need not allow more than two direct transfers to other 403(b) contracts or accounts in any certificate year.

     While a loan is outstanding, you may not make any partial withdrawals that would reduce your Fixed Interest Account balance below 125% of the outstanding loan balance. Any outstanding loan balance will be deducted from your Fixed Interest Account balance, to the extent permitted by the withdrawal restrictions described in item 9, before payment of a full withdrawal, income payments, or a death benefit. If the withdrawal restrictions prevent this, no full withdrawal may be made.

     A full withdrawal from the Fixed Interest Account may be made without a withdrawal charge if you tell us of your intention to make a full withdrawal and your Fixed Interest Account balance is paid annually over four years

Form G.4333 (FFA/TSA-3) (May, 1993)    3

     ("systematic withdrawal") as follows:
     (a) 20% of your Fixed Interest Account balance upon receipt of the request (reduced by any partial withdrawal from your Fixed Interest Account balance made in the same certificate year);
     (b) 25% of your then current Fixed Interest Account balance one year later;
     (c) 33 1/3% of your then current Fixed Interest Account balance two years later;
     (d) 50% of your then current Fixed Interest Account balance three years later; and
     (e)  the remainder of your Fixed Interest Account balance four years later.

     You may cancel the remaining withdrawal at any time, but if you do so, any new systematic withdrawal would be paid over a new four year period.

     Withdrawal charges will apply to full withdrawals from the Fixed Interest Account that are not done under a systematic withdrawal or pursuant to (i) to (v) below.

     Withdrawals from the Fixed Interest Account will be exempt from the withdrawal charge to the extent of: (i) those amounts, if any, that can be withdrawn without a withdrawal charge, and (ii) any extra amounts needed to make the exemption equal 20% of your Fixed Interest Account balance less any outstanding loan balance (including any interest incurred thereon), in any certificate year. For example, assume your Fixed Interest Account balance is $20,000, that no prior withdrawals during the certificate year have been made, and that there is no outstanding loan balance. You now ask for a withdrawal of $2,000 from your Fixed Interest Account (or 10% of the Fixed Interest Account balance). This entire amount may be withdrawn without a withdrawal charge. If you then ask for another withdrawal in the same certificate year and at that time your Fixed Interest Account balance is $19,000, the maximum additional amount that may be withdrawn without a withdrawal charge is $1,900 (i.e., 10% of your Fixed Interest Account balance) for a total of 20% of your Fixed Interest Account balance withdrawn during the certificate year.

     Certificate withdrawal charges when they apply are imposed on each deposit in the Fixed Interest Account for the first five deposit years as shown in the following table:

                              During Deposit Year

                     1     2    3    4    5    6 & Beyond
                     7%    6%   5%   4%   3%     0%

     When you make a withdrawal from the Fixed Interest Account, we first treat your withdrawal as coming from deposits that can be withdrawn without a withdrawal charge, then from other deposits, and then from earnings--in each case on a first-in, first-out basis. Once we have determined the amount of the withdrawal charge (as explained below), we will withdraw it from the Fixed Interest Account. In determining what the withdrawal charge is, we do not include interest, although the actual withdrawal to pay it may come from

Form G.4333 (FFA/TSA-3) (May, 1993)    4
     interest. There is no withdrawal charge for withdrawals from any investment division.

     Withdrawals from the Fixed Interest Account without a withdrawal charge other than to make a systematic withdrawal or for the 20% per certificate year exemption as described above are allowed only under the following circumstances:
     (i) A full withdrawal made while you are disabled (as defined under the Federal Social Security laws).
     (ii) Any withdrawal that is required to avoid Federal income tax penalties or to satisfy Federal income tax rules.
     (iii)  Any withdrawal made under item 18 after your death.
     (iv) Any withdrawal made to provide income payments for life, or for a period of five years or more if the payment cannot be accelerated.
     (v) Any full withdrawal of your account balance because of retirement pursuant to the Plan's written provisions (if retirement is not defined pursuant to the Plan's written provisions, retirement is the later of age 55 and 10 years of uninterrupted participation under this certificate) or as a result of separation from service.

     Proof of these circumstances satisfactory to us must be given to us if we ask for it.

     For partial withdrawals from the Fixed Interest Account, we pay you what you ask for and reduce the Fixed Interest Account balance by a larger amount, as follows: the amount to which no withdrawal charge applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentages shown above (so that if the percentage shown is 7% we divide by 93%). For full withdrawals from the Fixed Interest Account, we multiply each amount to which the withdrawal charge applies by the percentage shown above, keep the resulting amount as a withdrawal charge and pay you the rest. If your Fixed Interest Account balance is not sufficient to allow us to make a partial withdrawal and deduct the withdrawal charge, we will treat your request as a request for a full withdrawal.

     As required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

     Example of Withdrawals When a Withdrawal Charge Applies
     -------------------------------------------------------

     Assume four deposits of $2,000 each allocated 50% to the Fixed Interest Account and 50% to the Growth Division of the Separate Account. Further, assume withdrawal charge percentages of 0%, 3%, 5% and 7% respectively and a balance of $5,380 in the Fixed Interest Account. Assume the 20% free withdrawal had been taken previously. You now ask for $2,000 from the Fixed Interest Account.

Form G.4333 (FFA/TSA-3) (May, 1993)    5

     To determine the charge, we first take the $1,000 deposit in the Fixed Interest Account that can be withdrawn with no charge. We then take $1,000 from the second Fixed Interest Account deposit (with a 3% withdrawal charge) and divide this $1,000 by 97%. The result is $1,030.93. Since the total of these two numbers is $2,030.93, and you asked for $2,000, the extra $30.93 is the withdrawal charge. We take both the $2,000 and the $30.93 from the Fixed Interest Account. Your Fixed Interest Account balance is now $3,349.07.

     If you then take a full withdrawal from the Fixed Interest Account, we multiply the remaining $960.07 from the third $1,000 Fixed Interest Account deposit by 5% ($48), and the fourth $1,000 Fixed Interest Account deposit by 7% ($70). No charge applies to the interest. Thus, we withdraw $118 as the withdrawal charge, and pay you the remaining $3,231.07.

6.   WHAT IS THE FIXED INTEREST ACCOUNT AND HOW IS INTEREST CREDITED TO IT?

     The Fixed Interest Account guarantees both your principal and your interest (subject to any charges that may apply) without regard to any investment results. The interest rates are set in advance and are "locked-in" without regard to changing economic conditions.

     Interest on amounts allocated to the Fixed Interest Account will be credited from the date they are received at our designated office or transferred from the Separate Account. Interest will be credited on amounts in the Fixed Interest Account until the earliest of: (a) payment by us on account of your death (or your spouse's if he or she continues the certificate), (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date you start to receive income payments.

     For all amounts added to the Fixed Interest Account interest rates will be set by us as of each January 1, April 1, July 1 and October 1. The declared rate in effect when an amount is added to the Fixed Interest Account will be credited on that amount from the date it is added until the last day of the calendar year following the year in which it is added.

     Thereafter we will set interest rates for these amounts (and earnings on them) on or before the first day of each calendar year to be credited through the last day of such year.

     We may credit a different interest rate on transfers and exchanges under item 4(d) than we do on other deposits and on transfers from the Separate Account. The rates for new deposits and transfers from the Separate Account may be different than the rates credited on amounts already in the Fixed Interest Account. None of our interest rates will ever be less than 3%.

     The interest rates we declare are "annual effective yields." The actual rates we use on a day-to-day basis are slightly lower, but, if the deposit is left in your certificate for a full year, it will grow by the full amount on the interest

Form G.4333 (FFA/TSA-3) (May, 1993)    6
     rate we declared, because we compound interest daily.

7.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is MetLife Life Separate Account E, an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options combine assets from the Separate Account as well as other separate accounts of ours, our affiliates and other insurance companies.

     We keep track of each investment division of the Separate Account separately using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the deposit, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio or series at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge not to exceed .000025905 per day (an effective annual rate of .95%) for administrative expenses and mortality and expense risks we assume under the certificate. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by

Form G.4333 (FFA/TSA-3) (May, 1993)    7
     law.

     Deposits to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

     o To substitute, for the Funding Options shares held in any mutual fund or portfolio, the shares of another class of the Metropolitan Series Fund, Inc. or the shares of another funding option or any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the certificate, we will notify you of the change. You may then make a new choice of investment divisions.


8.   CAN MONEY BE TRANSFERRED WITHIN THIS CERTIFICATE?

     Yes. An unlimited number of transfers can be made between investment divisions of the separate account or from an investment division to the Fixed Interest Account. Transfers can also be made from the Fixed Interest Account to the Separate Account, but transfers may be subject to an withdrawal charge described in item 5 above. While a loan is outstanding, you may not make any transfer that would reduce your Fixed Interest Account balance below 125% of the outstanding loan balance. You can make a transfer by telling us.

     If you make a transfer from the Fixed Interest Account, we will determine which deposits and interest to take it from as if it was a withdrawal from the certificate. If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had

Form G.4333 (FFA/TSA-3) (May, 1993)    8
     neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new deposit to the Fixed Interest Account and will earn the current interest rate for new deposits.

9.   HOW DO FEDERAL INCOME TAX RULES AFFECT MY CERTIFICATE?

     These rules affect your certificate in several ways:

     (a) Deposits are not included in your gross income and, therefore, are not currently taxable. The earnings on these deposits are also tax-deferred.

     (b) Salary reduction elective deferral deposits after December 31,1988 and the earnings credited to those deposits cannot be withdrawn until you attain age 59 1/2, retire, terminate employment, become disabled, or die. This restriction also applies to earnings after December 31,1988 on amounts attributable to your pre-1989 elective deferral deposits. We are required by the Code to prohibit these withdrawals, except as noted in this item 9(b).

          If you suffer financial hardship, you may become eligible to withdraw the post-1988 elective deferral deposits, but not the earnings on them. Except to the extent required by the Code, these restrictions do not apply to pre-1989 403(b) balances transferred on a non-taxable basis into this certificate or to transfers on a non-taxable basis to other 403(b) contracts or accounts. In applying these restrictions, we will treat this certificate as if it were a single account and ignore your actual allocations.

          To the extent that we are required to apply the withdrawal restrictions of Code Section 403(b)(7)(A)(ii) to balances transferred on a non-taxable basis into this certificate, we will do so.

     (c) You must start to receive your account balance no later than April 1 of the calendar year following the year in which you reach age 70 1/2. If you are a participant in a government or church sponsored plan, you do not have to start to receive your account balance until you retire. Payment must be in a lump-sum or over a period not exceeding: (i) your lifetime; (ii) your life expectancy; (iii) the joint lifetimes of you and your beneficiary; or (iv) the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse and has a longer life expectancy than you, Federal income tax rules may require payment over a shorter period than shown in (iii) and (iv) above. Withdrawals must be made in accordance with Code Section 401(a) (9) and the regulations thereunder, including Regulation 1.401 (a) (9)-2. Any withdrawal or income option under this certificate which is inconsistent with Federal income tax rules is not valid.

Form G.4333 (FFA/TSA-3) (May, 1993)    9

     (d) In order to preserve the status of your certificate as a 403(b) annuity, we have the right to amend this certificate to make it comply with Federal income tax rules. We will notify you of any amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority.

          We will refund all or part of your account balance, if necessary, to maintain your certificate as a 403(b) annuity. If we make such refunds or payments, we will adjust your account balance accordingly.

10.  MAY I ASSIGN THIS CERTIFICATE, OR USE IT AS COLLATERAL FOR A LOAN?

     No. In order to qualify as a 403(b) annuity, your certificate is not transferable. Your certificate may not be sold, assigned, discounted or pledged as collateral for a loan. You are permitted to borrow amounts from your Fixed Interest Account balance within specified limits as described below (see item 13).

11. WHAT SPECIAL RULES APPLY IF DEPOSITS TO MY CERTIFICATE ARE MADE UNDER A 403(B) PLAN SUBJECT TO ERISA?

     If deposits to your certificate have been made under a 403(b) plan subject to the Employee Retirement Income Security Act (ERISA) and if you have a spouse, the income payments, withdrawal provisions, methods of payment of the death benefit, and loans under this certificate are subject to your spouse's rights as described below. The cover page shows whether the plan is subject to ERISA, based on what your employer has told us.

     If you have a spouse, your spouse must give qualified consent whenever you elect to:
     a. choose income payments other than on a qualified joint and survivor basis (one under which we pay you for your life and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any);
     b.   make a withdrawal;
     c.   take a loan under this certificate;
     d.   change the beneficiary to someone other than the spouse.

     A qualified consent is a consent executed by your spouse consenting to your election not to receive the income payments in the form of a qualified joint and survivor annuity, to change the beneficiary to someone other than your spouse, to take a withdrawal from the certificate, or to take a loan under the certificate. The consent of your spouse must be in writing, dated, signed by your spouse, witnessed by a notary public and in a form satisfactory to us. Except for changes of beneficiary, such consent must be executed during the 90 day period ending with the date income payments are to commence, the withdrawal is to be made, or the loan is to be made, as the case may be. If you die, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise. A qualified consent may not be given to beneficiary

Form G.4333 (FFA/TSA-3) (May, 1993)   10
     designations or changes until you attain age 35 or terminate employment with the employer then making deposits to this certificate, whichever comes first. There is no limit to the number of your elections as long as a qualified consent is given each time.

     The consent of your spouse will not be required if you, your estate representative, or your beneficiary establishes it cannot be obtained because there is no spouse, or because the spouse cannot be located.

12. WHAT SPECIAL RULES APPLY IF DEPOSITS TO YOUR CERTIFICATE ARE MADE UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM?

     If this certificate was issued to you as a participant in the Texas Optional Retirement Program, the following restrictions will also apply:

     a. No withdrawals may be made unless you retire, terminate employment in all Texas institutions of higher education, as defined under Texas law, or die.

     b.   Any withdrawal will require:
          (i) a written statement from the appropriate Texas institution of higher education, verifying your vesting status and (if applicable) termination of employment, and
          (ii) a written statement from you (except in the case of death) that you are not transferring employment to another Texas institution of higher education.

     c. If you retire or terminate employment in all Texas institutions of higher education or die before being vested, amounts provided by the State's matching contribution will be refunded to the appropriate Texas institution.

     d.   No loans will be allowed.

     We may change these restrictions or add others without your consent to the extent necessary to maintain compliance with the laws and regulations applicable to the Texas Optional Retirement Program.

13.  MAY I BORROW MONEY UNDER MY CERTIFICATE?

     Yes, from the Fixed Interest Account only, but only before income payments begin. How much you can borrow, how quickly you must repay it and various other restrictions are subject to Federal income tax requirements,which may change from time to time. Our loan application will tell you about the restrictions that apply at the time you apply for a loan. Even if permitted by law, we need not allow any loan that is: (a) under $1,000; (b) over $50,000; (c) over 50% of your Fixed Interest Account balance (or over 80% if your Fixed

Form G.4333 (FFA/TSA-3) (May, 1993)   11

     Interest Account balance is less than $12,500 or over $10,000 if your Fixed Interest Account balance is between $12,500 and $20,000); (d) in connection with an employer plan subject to ERISA (we will notify you when we permit loans on these ERISA plans, and, if we allow them, such loans may not exceed 50% of the Fixed Interest Account balance unless permitted by law); or (e) for less than one year or more than five years (15 years for the purchase of a principal residence).

     We will charge you interest at the rate of 5% on the amount you borrow from the date of the loan until the date the loan is repaid.

     When we make your loan, your certificate's Fixed Interest Account balance will not be reduced. Instead, the portion of your Fixed Interest Account balance (determined on a first-in, first-out basis on deposits first and then interest) equal to the outstanding loan will no longer earn the declared interest rate, but only 3%. Also, withdrawals and transfers will be restricted as described in items 5 and 8 above.

     The loan must be repaid in substantially level quarterly payments of principal and interest. Reminder notices will be mailed to you advising you of the amount payable.

     If you default on a loan repayment, we will withdraw the amount in default from your Fixed Interest Account balance, to the extent permitted by Federal income tax rules. If we cannot withdraw amounts in default from your Fixed Interest Account balance immediately, we may do so whenever Federal income tax rules permit us to do so.

     Only one loan may be outstanding on your certificate at any time, unless we agree to allow more than one loan.

     We reserve the right to delay allowing any loan for up to six months. We do not intend to do this except in an extreme emergency.

14.  ARE DIVIDENDS PAYABLE UNDER MY CERTIFICATE?

     No, your certificate is nonparticipating and does not share in any distribution of our surplus.

15.  ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CERTIFICATE?

     No. We charge no administrative fees.

16.  HOW CAN I GET INFORMATION ABOUT MY CERTIFICATE AND ITS VALUE?

     At least twice each certificate year (except for the first certificate year), before income payments start, we will send you a statement with details on deposits, values, withdrawals, and other information about your certificate. If you need

Form G.4333 (FFA/TSA-3) (May, 1993)   12
     information at other times, please tell us.

     Anytime you have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new deposits, to make withdrawals), you must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

17. CAN METLIFE GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE OR FOR A WIDE CHOICE OF OTHER PERIODS?

     Yes. You can receive income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These payments may also be guaranteed for at least five years, but not beyond your life expectancy or the joint life expectancy if there is more than one payee.

     Other income plans which provide payments for a stated amount or a stated number of years are also available to the extent permitted by Federal income tax rules. The amount of each payment under an income plan must be at least $50.

     You may begin receiving income payments at any date you choose after the certificate date if you tell us at least 30 days in advance (subject to the provisions of item 11). We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once income payments start, you will not be able to make cash withdrawals or change the choice of income plan.

     We will automatically send you information about income plans when you attain age 70. If you do not choose an income plan, make a full cash withdrawal, or start to receive partial withdrawals in a manner that satisfies the Code by April 1 of the calendar year following the year you attain age 70 1/2, we will automatically start income payments on that date, for your lifetime with a guarantee that payments will be made for at least 10 years. If you are a participant in a government or church sponsored plan and if you ask us to do so, we will delay any of these options until you tell us that you have retired.

     If your date of birth is not correct on the application for your certificate, we will adjust the income payments to agree with your correct age. If we have already made any payments that were wrong, we will increase or decrease future payments to pay or recover the difference, plus interest at 6%. We may require that you provide proof of age when income payments are to start. We may also require proof that you are still alive on the due date of each income payment.

18.  WHAT HAPPENS IF I DIE BEFORE INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, we will pay the death benefit (as of the date of settlement) to your beneficiary or permit

Form G.4333 (FFA/TSA-3) (May, 1993)   13
     him or her to select one of our available income plans. If you name no beneficiary (or none is alive when you die), we will pay the contingent beneficiary.

     If you name no contingent beneficiary (or none is alive when you die), we will pay your estate. If your estate or other non-natural person becomes entitled to payment, we will pay the entire death benefit in a lump sum to such person. Payment to more than one beneficiary or more than one contingent beneficiary will be divided equally among them, unless you specify otherwise.

     The entire death benefit under this certificate must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of your death. If, however, your beneficiary is a natural person, your beneficiary may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following your death. If Treasury Regulations allow, we may permit our payments to start later.

     If your beneficiary is your spouse, then your spouse may continue your certificate as participant until the calendar year that you would have reached age 70 1/2. Your spouse cannot make any deposits to the certificate.

     After payments start, we may require proof that the payee is alive on the due date of each income payment.

     The death benefit is the greatest of:

     a. The entire account balance less any outstanding loan balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply), or
     b. The total deposits made less any outstanding loan balance and any partial withdrawals, or
     c. The highest account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) certificate anniversary occurs, less any later partial withdrawals and any outstanding loan balance.

19.  WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary (even if the beneficiary is your spouse) for the balance of the guaranteed period, if any, for the income plan you selected. If the guaranteed period has already ended, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we use to set those payments, in a lump-sum to such person.

Form G.4333 (FFA/TSA-3) (May, 1993)   14

20.  WHO IS MY BENEFICIARY AND MAY I CHANGE MY BENEFICIARY?

     Your beneficiary is the person or persons you name to receive benefits in the event of your death. You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before you do. If no beneficiaries or contingent beneficiaries are named, or if none is alive at your death, we will pay any benefits to your estate. If item 11 applies, however, your surviving spouse will be your beneficiary unless he or she has given qualified consent otherwise.

     You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

     After income payments start, you may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives you, he or she can change the beneficiary. The name of any person over whose life payment is being made cannot be changed.

21.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 16. As required by law, this shows the lowest payments that we could ever make--we expect our actual payments to be higher.

     Actual payments will not be less than those we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time annuity payments start.

22. CAN I ARRANGE FOR A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

     Yes. You can choose an income plan for your beneficiary which we will honor at your death, unless you are already receiving income payments at that time.

23.  CAN I TRANSFER AMOUNTS TO THIS CERTIFICATE FROM OTHER METLIFE CONTRACTS I
     OWN?

     Yes, if both you and we agree. If you do roll-over amounts from other MetLife contracts, we will treat those other contracts and this certificate as if they were one for purposes of determining when a deposit was made. We will, for purpose of withdrawal charges, credit your deposits with the time you held under our other contracts prior to the time they were rolled-over.]

Form G.4333 (FFA/TSA-3) (May, 1993)   15

24.  DOES MY CERTIFICATE CONTAIN ALL THE PROVISIONS THAT AFFECT ME?

     Yes, your certificate and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this certificate. Changes in its provisions may only be made in writing by our President, Secretary, or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents. Nothing in the group contract under which this certificate was issued takes away or reduces any of your rights under this certificate or under any law that applies to it.

Form G.4333 (FFA/TSA-3) (May, 1993)   16

                                TABLE OF VALUES
                    Minimum Fixed Interest Account Balance
                                    AGE 45
               For a certificate without any partial withdrawals
Basis: $1,000 annual deposit allocated to the Fixed Interest Account at the beginning of each year.
                   Assumes no transfer or exchange deposits
                   Values are not proportional for other deposits.

                                        TABLE A              TABLE B
End of             Minimum             Guaranteed           Guaranteed
Certificate     Fixed Interest       Minimum Fixed       Minimum Monthly
Year               Account          Interest Account     Income At Age 70
                   Balance          Withdrawal Value          Unisex
 1              $ 1,030.00          $ 1,000.00                $ 17.68
 2              $ 2,090.90          $ 2,000.00                $ 34.85
 3              $ 3,183.63          $ 3,003.63                $ 51.52
 4              $ 4,309.14          $ 4,089.14                $ 67.71
 5              $ 5,468.41          $ 5,218.41                $ 83.42
 6              $ 6,662.46          $ 6,412.46                $ 98.67
 7              $ 7,892.34          $ 7,642.34                $113.48
 8              $ 9,159.11          $ 8,909.11                $127.86
 9              $10,463.88          $10,213.88                $141.82
 10             $11,807.80          $11,557,80                $155.37
 11             $13,192.03          $12,942.03                $168.53
 12             $14,617.79          $14,367.79                $181.31
 13             $16,086.32          $15,836.32                $193.71
 14             $17,598.91          $17,348.91                $205.75
 15             $19,156.88          $18,906.88                $217.45
 16             $20,761.59          $20,511.59                $228.80
 17             $22,414.44          $22,164.44                $239.82
 18             $24,116.87          $23,866.87                $250.52
 19             $25,870.37          $25,620.37                $260.90
 20             $27,676.49          $27,426.49                $270.99
AGE 60          $19,156.88          $18,906.88                $280.78
AGE 65          $27,676.49          $27,426.49                $290.29
AGE 70          $37,553.04          $37,303.04                $333.82

The guaranteed minimum interest rate used to determine the values shown above is 3%. Values during the year will include interest for the completed part of the year.

The guaranteed minimum account withdrawal values shown above equal the comparable minimum account balances, minus a withdrawal charge.

Certificate values will never be less than the minimum benefits required by the law of the state where this certificate is delivered. On request we will provide the method of computation and values for years not shown.

The guaranteed minimum monthly income at age 70 is the minimum amount we would pay over your lifetime with a guaranteed payment period of 10 years, if you make no deposits after the year shown and you begin payments at age 70. This and other income plans that you may choose are described in item 17. To compute minimum payments, we use an interest rate of 3% and the 1983 Individual Mortality Table a (Metropolitan Adjusted).



Form G.4333 (FFA/TSA-3) (May, 1993)   17

                                     INDEX

Subject                                      Q&A #(s)    Page(s)
-------                                     ----------   -------
Administrative Fees                              15         12
Assignment                                       10         10
Beneficiary                                      20         15
Cancellation                                      3          2
Computation of Values                            21         15
Contract and Authority                           24         16
Death Benefit                                18, 19     13, 14
Definitions                                       1          1
Deposits                                        2,4        2,2
Dividends                                        14         12
ERISA Plans                                      11         10
Fixed Interest Account                            6          6
Income Payments                               17,22      13,15
Information We Give You                          16         12
Loans                                            13         11
Separate Account and Investment Divisions         7          7
Tax Rules                                         9          9
Texas Optional Retirement Program                12         11
Transfers                                         8          8
Transfers from other MetLife Contracts           23         15
Withdrawals                                       5          3

                                    NOTICE

When you write to us, please give us your name, address and certificate number.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of METLIFE. All payments must be made in U.S. currency.

                        MULTIFUNDED ANNUITY CERTIFICATE

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.

               PLEASE READ THIS CERTIFICATE CAREFULLY



Form G.4333 (FFA/TSA-3) (May, 1993)